CVS Health A New Health Care Innovation Model January 18, 2018 Filed by CVS Health Corporation Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Aetna Inc. Commission File No.: 001-16095 Date: January 18, 2018

IMPORTANT INFORMATION No Offer or Solicitation   This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Additional Information and Where to Find It   In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in Solicitation   CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.   Cautionary Statement Regarding Forward-Looking Statements   The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.   .

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.   You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

CVS Health Will Help Address U.S. Health Care System Challenges Growth in Health Care Expenditures Increasing Health Care Consumerism Movement to Value-Based Care Integrating medical and pharmacy benefits with consumer touchpoints to improve outcomes and lower costs Broad market access Unique customer touchpoints Digital assets to drive patient engagement Combined assets promote lower-cost sites of care and enhanced clinical care programs Aging U.S. Population More competitive Medicare Advantage and Part D offerings enable efficiencies and complementary expertise CVS Health will create new solutions to revolutionize health care

CVS Health: Pharmacy Expertise Mail Order Pharmacy Retail Pharmacy Specialty Pharmacy Retail Clinics Senior-Focused Pharmacy Solutions Infusion Services Extensive suite of pharmacy services and patient touchpoints In-clinic and at-home infusion capabilities Better access to telemedicine

Nationwide Retail Footprint Provides Direct Touchpoints with Consumers More than 30,000 clinical professionals Nearly 70% of U.S. population lives within 3 miles of a CVS pharmacy More than 50% of U.S. population lives within 10 miles of a MinuteClinic More than 900 infusion nurses; 1 in 3 U.S. hospitals have Coram infusion nurses onsite Unsurpassed Reach

Integrated Health Care Platform Offers Better Care and Convenience at a Lower Cost Better clinical outcomes from combination of medical and pharmacy claims data Lower cost to the patient and client Increased patient satisfaction from enhanced consumer engagement More convenient care from access to “Health Care Hub” Increased speed and efficiency of treatment Member and client benefits Quality Patients Payors Providers Retail Senior- Focused Pharmacy Solutions Mail Pharmacy Benefits Specialty Population Health Tools Medical Benefits Digital Clinical Programs Walk-In Clinics Infusion Data & Analytics Benefits Navigator Medical Claims Editing An “Open Source” Platform – Available to all Payors

Transaction Creates New Solutions to Promote Access and Improve Health Outcomes for All Partners Chronic Condition Management Readmission reductions Increase patient engagement in transitions of care program with clinic nurses to achieve significant reduction in readmissions Medication adherence Improve coordination among providers to boost adherence for members with cardiovascular disease, diabetes, hypertension, and other conditions Management of chronic conditions Use predictive analytics and support from local nurses to engage and motivate members Primary Care Preventable ED visits reduction Increase management and preventive services (e.g. screenings, vaccinations, injections, in-clinic labs and tests) Redirection of ED visits Educate members regarding alternative options to using emergency departments to reduce non-emergent and PCP-treatable ED visits Supplement Primary Care Providers Provide convenient, low-cost alternative for low-acuity illnesses, injuries, and treatments to allow PCPs to focus on higher-acuity illnesses Provide convenient access to care on weekends and evenings Lab and Infusion Services Lab tests More convenient lab testing locations (excluding labs drawn in a physician’s office) Infusion services savings Provide access to infusions for numerous medications to more convenient, lower cost clinics and home settings

Medicare Lives Served by PBMs (lives in millions as of December 2017) United Healthcare CVS Caremark Humana Express Scripts Prime Helping Health Plans Win in the Government Sector Is a Key Differentiator Captive (Bolded) Non-Captive % of Lives in 4 or 5 Star Contract 83% 25% 91% 35% 65% 13.6 13.1 8.5 6.1 1.6 CVS Health “Open Source" Platform combined with our SilverScript expertise drive Medicare Stars and enrollment growth 7.6% CAGR 2013-20162 4.8% CAGR 2013-20161 CMS-reported total market growth Growth of Plans administered by Medicare Growth Compound Annual Growth Rate (CAGR) 1. CMS Growth Rate based on covered lives reported in the CMS Monthly Report Summary. 2. Growth of Plans Administered by CVS Health is based on non-SilverScript PBM clients for the continuous period 2013 – 2016. CAGR: Compound Annual Growth Rate.